                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               724 SOLUTIONS INC.
                               (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                  81788Q 10 0
                                (CUSIP Number)


                                December 31, 2000
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)




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CUSIP No. 81788Q 10 0
Page 2 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Gregory Wolfond
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Canadian
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

                         0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING
POWER

                          3,750,000
OWNED BY
               --------------------------------------------------------------


EACH           (7)  SOLE DISPOSITIVE POWER

                          0
REPORTING
               --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                           3,750,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          3,750,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES**                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                             6.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                              IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No. 81788Q 10 0
Page 3 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                           Blue Sky Capital Corporation

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Ontario
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

                                           0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                            3,750,000
OWNED BY
               --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                     0
               --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                            3,750,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                            3,750,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                            6.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 81788Q 10 0
Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is 724 Solutions Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     10 York Mills Road, Third Floor
     Toronto, Ontario
     Canada,  M2P 2G4

Item 2(a).     Name of Person Filing:

     This statement is filed by:
                           (i)      Gregory Wolfond; and
                           (ii)     Blue Sky Capital Corporation ("Blue Sky").


     The foregoing persons are hereinafter sometimes collectively referred to herein as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is:

     c/o Gregory Wolfond
     724 Solutions Inc.
     10 York Mills Road, Third Floor
     Toronto, Ontario
     Canada,  M2P 2G4

Item 2(c).     Citizenship:

     Gregory Wolfond is a Canadian citizen.

     Blue Sky is a corporation organized under the laws of the Province of Ontario, Canada.

Item 2(d).     Title of Class of Securities:

     Common Shares, no par value (the "Common Shares")

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CUSIP No. 81788Q 10 0
Page 5 of 8 Pages

Item 2(e).  CUSIP Number:     81788Q 10 0

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [ ]


Item 4.   Ownership.

     As described herein, each of the Reporting Persons may share in the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 3,750,000 common shares, which, as of the date of this report, constituted approximately 6.7% of the issued and outstanding common shares of 724 Solutions Inc.


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CUSIP No. 81788Q 10 0
Page 6 of 8 Pages

     All of these common shares are held of record by Blue Sky. Gregory Wolfond is the sole director and shareholder of Blue Sky and, therefore, shares beneficial ownership with respect to these common shares.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Not applicable.



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CUSIP No. 81788Q 10 0
Page 7 of 8 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2001

                                    GREGORY WOLFOND


                                    By:  /s/ Gregory Wolfond
                                         -----------------------
                                    Name: Gregory Wolfond



                                    BLUE SKY CAPITAL CORPORATION


                                    By:  /s/ Gregory Wolfond
                                         -----------------------
                                    Name: Gregory Wolfond
                                    Title: President


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CUSIP No. 81788Q 10 0
Page 8 of 8 Pages
                                                                      Exhibit I

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: February 14, 2001

                                    GREGORY WOLFOND


                                    By:  /s/ Gregory Wolfond
                                         -----------------------
                                    Name:  Gregory Wolfond



                                    BLUE SKY CAPITAL CORPORATION


                                    By:  /s/ Gregory Wolfond
                                         -----------------------
                                    Name: Gregory Wolfond
                                    Title: President